UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Lyondell Chemical Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     552078
                                 (Cusip Number)

                                Alejandro Moreno
                           AI Chemical Investments LLC
                           c/o Access Industries, Inc.
                          730 Fifth Avenue, 20th Floor
                            New York, New York 10019
                            Tel. No.: (212) 247-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                       N/A
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    AI Chemical Investments LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC, BK

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                20,990,070*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             20,990,070*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,990,070*

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO

    * Until the right to acquire Shares arises pursuant to the Forward Contract (as defined herein), the Reporting Person, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), disclaims beneficial ownership of the 20,990,070 Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Leonard Blavatnik

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
    (SEE INSTRUCTIONS)                                      (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [  ]
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware


                                    7        SOLE VOTING POWER
                                             -0-

                                    8        SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY                20,990,070*
OWNED BY EACH REPORTING PERSON
WITH                                9        SOLE DISPOSITIVE POWER
                                             -0-

                                    10       SHARED DISPOSITIVE POWER
                                             20,990,070*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,990,070*

12  CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [  ]
    (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

    * Until the right to acquire Shares arises pursuant to the Forward Contract (as defined herein), the Reporting Person, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), disclaims beneficial ownership of the 20,990,070 Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Shares"), of Lyondell Chemical Company, a corporation organized under the laws of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010.

Item 2. Identity and Background

This statement is filed by:

    (i) AI Chemical Investments LLC, a limited liability company organized under the laws of Delaware ("Newco"). The address of the principal office of Newco is 730 Fifth Avenue, 20th Floor, New York, New York 10019. The principal business of Newco is holding the Forward Contract (as defined below) to acquire Shares, as more fully described in Item 6 hereof; and

    (ii) Leonard Blavatnik, an individual whose principal occupation is Chairman of Access Industries, Inc. ("Access") with a business address at 730 Fifth Avenue, 20th Floor, New York, New York 10019 ("Mr. Blavatnik" and, together with Newco, the "Reporting Persons"). The principal business of Access is holding strategic investments in a variety of industries worldwide. Mr Blavatnik is the sole member of Newco.
         Mr. Blavatnik is a United States citizen.

See Annex A attached hereto, which sets forth the name, business address, citizenship, title and present principal occupation or employment of each of the managers of Newco.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the persons listed in Annex A hereto:

    (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

    (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 4, 2007, Newco entered into a postpaid share forward agreement (the "Forward Contract") with Merrill Lynch International ("Merrill Lynch") with an effective date of May 9, 2007. If Newco elects to settle the Forward Contract through physical settlement, Merrill Lynch will be obligated to deliver to Newco 20,990,070 Shares against payment by Newco of the price of $32.1130 per Share. Any such physical settlement will be subject to the condition that Newco has made all filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the waiting period under the HSR Act has expired or been terminated. During the term of the Forward Contract Newco will make quarterly payments to Merrill Lynch relating to the notional value of the Forward Contract and will receive quarterly payments from Merrill Lynch in amounts equal to any cash dividends paid on the reference number of Shares. The terms of the Forward Contract are more fully described in Item 6 hereof. If Newco elects to physically settle the Forward Contract, the source of funds for this purchase is expected to be capital contributions from Newco's sole member and/or loans from financial institutions.

Item 4. Purpose of Transaction

Newco has entered into the Forward Contract as a strategic investment. Newco currently intends to elect physical settlement under the Forward Contract, subject to the satisfaction of the conditions to physical settlement therein and further subject to market conditions, the trading prices of Shares, alternative investment opportunities, the availability of funds, and the outlook for the petrochemicals industry and the Issuer.

The Reporting Persons may, depending on market conditions, the trading prices of Shares, alternative investment opportunities, the availability of funds and the outlook for the petrochemicals industry and the Issuer, acquire additional Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also consider a sale of all or part of any Shares acquired by Newco, in the open market, subject to limitations under applicable law, or in privately negotiated transactions.

Upon acquiring the Shares pursuant to the Forward Contract, Newco intends to assess its ownership and voting position in the Issuer. The Reporting Persons may seek to engage in discussions with the Issuer concerning, among other possible scenarios, the merits of an offer to acquire all of the Shares of the Issuer and the merits of a merger, combination or similar transaction between the Issuer and affiliates of Newco, including Access or Basell Holdings B.V.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) Until the right to acquire Shares arises pursuant to the Forward Contract, the Reporting Persons, pursuant to Rule 13d-4 of the Act, disclaim beneficial ownership of the 20,990,070 Shares, and this Statement shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Statement. In the aggregate, 20,990,070 Shares constitute, based on the number of Shares outstanding on March 31, 2007, as represented by the Issuer in the Form 10-Q filed with the SEC on May 8, 2007, 8.3% of the Issuer's outstanding share capital.

Number of Shares as to which Newco has:

o     sole power to vote or to direct the vote: -0-

o     shared power to vote or to direct the vote: 20,990,070*

o     sole power to dispose or to direct the disposition of: -0-

o     shared power to dispose or to direct the disposition of: 20,990,070*

* Until the right to acquire of Shares arises pursuant to the Forward Contract, Newco, pursuant to Rule 13d-4 arises of the Act, disclaims beneficial ownership of the 20,990,070 Shares, and this Statement shall not be construed as an admission that Newco is the beneficial owner of any securities covered by this Statement.

Number of Shares as to which Mr. Blavatnik, in his capacity as sole member of Newco, has:

o     sole power to vote or to direct the vote: -0-

o     shared power to vote or to direct the vote: 20,990,070*

o     sole power to dispose or to direct the disposition of: -0-

o     shared power to dispose or to direct the disposition of: 20,990,070*

* Until the right to acquire Shares arises pursuant to the Forward Contract, Mr. Blavatnik, pursuant to Rule 13d-4 of the Act, disclaims beneficial ownership of the 20,990,070 Shares, and this Statement shall not be construed as an admission that Mr. Blavatnik is the beneficial owner of any securities covered by this Statement.

(c) Except as set forth in Item 6, to the best of the Reporting Persons' knowledge as of the date hereof (1) none of the Reporting Persons nor any of the persons listed in Annex A hereto, beneficially owns any Shares or options to acquire Shares and (2) there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons, nor any of the persons listed in Annex A hereto.

(d) Except as otherwise described in Item 6, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 4, 2007, Newco entered into the Forward Contract with Merrill Lynch with respect to 20,990,070 Shares. The effective date of the Forward Contract was May 9, 2007. During the term of the Forward Contract Newco will make quarterly payments to Merrill Lynch relating to the notional value of the Forward Contract and will receive quarterly payments from Merrill Lynch in amounts equal to any cash dividends paid on the reference number of Shares.

The Forward Contract will allow Newco to elect either to physically settle the Forward Contract (i.e., to take delivery of the underlying Shares), or to cash or net share settle the transaction, (i.e., to receive or pay the change in the value of the underlying Shares, or to receive or deliver Shares with a value equal to such change in value of the underlying Shares), on a specified date or at an earlier date elected by Newco. If physical settlement is elected, Merrill Lynch will be obligated to deliver to Newco the specified number of Shares against payment by Newco of $32.1130 per Share. Any such physical settlement or net physical settlement will be subject to the condition that Newco has made all filings required under the HSR Act, and the waiting period under the HSR Act has expired or been terminated.

If the waiting period under the HSR Act has not expired or been terminated by April 4, 2008, Newco will be required to cash settle the Forward Contract. If the waiting period under the HSR Act has expired or been terminated, Newco, in addition to having the right to elect physical settlement, may also elect cash or net share settlement. In the case of cash settlement, if the price of the Shares has increased, Merrill Lynch will pay Newco the amount of the increase; and if the price of the Shares has decreased, Newco will pay Merrill Lynch the amount of the decrease. In the case of net share settlement, Newco will receive or deliver Shares with a value equal to such increase or decrease. If cash or net share settlement occurs, an objective current market price will be used to determine the amount to be paid or delivered.

Any Shares that Merrill Lynch may own or acquire as a hedge to its exposure under the Forward Contract will be held for the sole benefit of Merrill Lynch and will not be held on behalf of the Reporting Persons. Any such Shares will not be pledged to Newco or any Reporting Person to secure the performance of Merrill Lynch under the Forward Contract, and the Reporting Persons will have no direct claim on any Shares held by Merrill Lynch as a hedge in the case of a default or bankruptcy of Merrill Lynch. Newco will have no rights to any Shares held by Merrill Lynch as a hedge unless and until those Shares are delivered to Newco. The Reporting Persons will have no right to direct the voting or disposition of any such Shares and Merrill Lynch will not accept any instruction as to the voting or disposition of such Shares from any of the Reporting Persons. Merrill Lynch will have no rights to direct or affect the acquisition, holding, voting or disposition of any Shares held by the Reporting Persons.

The preceding summary of the Forward Contract is not intended to be complete and is qualified in its entirety by reference to the full text of the Forward Contract, a copy of which is attached as Exhibit 1 hereto, and which is incorporated by reference herein.

To the best of each Reporting Persons' knowledge, except as described above in this Item 6, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Forward Contract, dated as of May 4, 2007, by and between Newco and Merrill Lynch.

Exhibit 2: Joint Filing Agreement, dated as of May 11, 2007, by and between Newco and Mr. Blavatnik.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2007

                                    AI CHEMICAL INVESTMENTS LLC


                                    By:  /s/ Lincoln Benet
                                          ---------------------------
                                          Name:  Lincoln Benet
                                          Title: Manager


                                    LEONARD BLAVATNIK


                                    /s/ Leonard Blavatnik
                                    ---------------------------------
                                    Leonard Blavatnik

                                     Annex A

    The name, business address, citizenship, title and present principal occupation or employment of each of the managers of AI Chemical Investments LLC are set forth below.


   Name and Business                Present Principal Occupation
      Address                            or Employment                              Citizenship
------------------------------    ---------------------------------------------     ----------

Lincoln Benet                     Chief Executive Officer of Access Industries,     United States
Cope House                        Inc.                                              and United Kingdom
15b Kensington Palace Gardens
London W8 4QC

Peter Thoren                      Executive Vice President of Access Industries,    United States
730 Fifth Avenue, 20th Floor      Inc.
New York, New York 10019
